EXHIBIT 99.1

QUARTZ MOUNTAIN REPORTS STRONG WARRANT EXERCISE PARTICIPATION

and Provides Exploration Update at Maestro Project, Central British Columbia

March 26, 2026 – Vancouver, British Columbia - Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz Mountain" or the "Company") is pleased to announce that holders of 96% of the warrants issued in connection with the Company’s March 19, 2025 private placement have elected to exercise their warrants ahead of the March 18, 2026  expiry date.

“We are very pleased to see such strong participation from our warrant holders,” stated Bob Dickinson, Chairman of Quartz Mountain. “The exercise of ninety six percent of the outstanding warrants is a strong endorsement of the Company, its exploration strategy and confidence in the potential of our Maestro Project. These additional funds further strengthen our balance sheet and provide us with flexibility to continue advancing the ongoing drill program at the Prodigy gold-silver discovery and potentially expand the scope of the program should results warrant.”

A total of 5,000,000 warrants were originally issued as part of the 2025 private placement financing, with each warrant exercisable to purchase one additional common share of the Company at an exercise price of $0.60 per share for a period of one year from the closing of the private placement. 4,801,964 warrants have been exercised, generating proceeds of approximately C$2.88 million for Quartz Mountain.

The proceeds from these warrant exercises solidifies the Company’s financial position with a working capital balance of approximately C$3.8 million. Quartz Mountain is now well positioned to efficiently advance its drilling program currently underway at the Maestro Project located near Houston in central British Columbia (“BC”).

Exploration Update – Maestro Project

The Company also reports that its current ongoing Phase 4 diamond drilling campaign at the Prodigy area of the Maestro Project is progressing as planned. To date, six drill holes totaling approximately 3,000 metres have been completed utilizing one drill rig since the campaign commenced in early February. Drilling is planned to continue to spring breakup and potentially to the end of June if drill roads/trails continue to be useable. Assay results will be reported after results have been received from the laboratory and processed by the Company.

About Quartz Mountain

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry-copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associate with funding from Freeport, announced the exciting discovery of the Tier One AuRORA gold-copper-porphyry deposit also in British Columbia. Other well known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz Mountain is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About The Maestro Project

The Maestro Project, located in central BC, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas. This logistical advantage, near resource supporting centres, positions the Maestro Project favourably for potential development. Covering 2,422 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area.

Since acquiring the property, Quartz Mountain has conducted Property wide comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, and detailed relogging of drill core from key historical holes located across the Prodigy areas. Quartz’s first ever drill test on its Maestro Property, a Phase 1, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz Mountain’s second core hole, PR23-02, intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and also 36 m of 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Phase 2 and Phase 3 delineation-type drilling of the new Prodigy discovery at Maestro was completed in August 2025. This staged drilling is outlining a unique gold-rich porphyry system that is closely integrated with Epithermal Au-Ag and Porphyry Cu-Mo mineral systems. Drilling at Maestro is planned to be consistently advanced with multiple drill program stages going forward. Mineralization remains open, promising significant further potential and multiple other deposit targets exist to be considered.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC. It is accessible by helicopter and close to the Minaret airstrip and historical logging roads which lead to mining support towns of Smithers, Fort St. James and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz Mountain to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together, this comprehensive technical database defined a significant-scale porphyry Cu-Au deposit target which Quartz Mountain tested with 3,418 meters of drilling in seven holes during 2024. This drill program successfully discovered a new porphyry Cu-Au-Ag system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry Cu-Au district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after substantially advancing the Maestro Project.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.